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                          September 2, 2020

       R. Daniel Brdar
       President and Chief Executive Officer
       Ideal Power Inc.
       4120 Freidrich Lane, Suite 100
       Austin, TX 78744

                                                        Re: Ideal Power Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 28,
2020
                                                            File No. 333-248466

       Dear Mr. Brdar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Ned A. Prusse, Esq.